

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2021

Neil Greenspan
Chief Financial Officer
Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207, Jasmine Court, P.O. Box 31110
Camana Bay, Grand Cayman, Cayman Islands
KY1-1205

>   **Re: Greenlight Capital Re, Ltd.**
>   **Form 10-K filed March 10, 2021**
>   **File No. 001-33493**

Dear Mr. Greenspan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K filed March 10, 2021

Liquidity and Capital Resources, page 73

1.   We note your disclosure on page 25 that if A.M. Best downgrades or withdraws either of your ratings, you could be severely limited or prevented from writing any new reinsurance contracts. We also note your disclosure that certain of your assumed reinsurance contracts contain provisions that permit your clients to cancel the contract or require additional collateral in the event of a downgrade in your A.M. Best ratings below specified levels or a reduction of your capital or surplus below specified levels over the course of the agreement. Please revise future filings to quantify the amount of revenue and other relevant metrics related to contracts that are subject to cancellation and discuss the impact on revenue and other relevant metrics of contracts cancelled separately from other types of adjustments (e.g. novation, commutation, etc.) providing appropriate facts and circumstances to fully understand the cancellation or adjustment if material. Please also revise future filings to quantify the potential incremental collateral requirements. Please

provide us your proposed disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance